UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58922 / November 10, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13289

In the Matter of **INPHONIC, INC.** **(n/k/a INP Liquidation, Corp.),** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against InPhonic, Inc. (n/k/a INP Liquidation, Corp.) ("InPhonic" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), and to the findings, as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

A.   InPhonic (CIK No. 1133324) is a Delaware corporation formerly headquartered in Washington, D.C., that, prior to its bankruptcy filing, was engaged in the business of marketing wireless telephone and satellite television services and related equipment and support services. From November 15, 2004 until July 31, 2006, InPhonic's common stock was registered with the Commission pursuant to Section 12(g) of the Exchange Act and traded on the NASDAQ National Market. After July 31, 2006, InPhonic's common stock was registered with the Commission pursuant to Section 12(b) and listed on the NASDAQ Global Market. InPhonic's stock was delisted as of December 22, 2007, causing InPhonic's Section 12(b) registration to be terminated and its Section 12(g) registration to be revived as of March 11, 2008. InPhonic is currently quoted by the Pink OTC Markets, Inc. under ticker symbol "INPC." Respondent filed a Chapter 11 bankruptcy proceeding on November 8, 2007.

B.   InPhonic has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its securities were registered with the Commission in that it has not filed any periodic reports for any fiscal period subsequent to the period ending June 30, 2007.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Florence E. Harmon
Acting Secretary